Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                        NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”)
121 Richmond Street West, Suite 501
Toronto, Ontario M5H 2K1

ITEM 2.                        DATE OF MATERIAL CHANGE

September 30, 2015.

ITEM 3.                        NEWS RELEASE

A News Release was issued on September 30, 2015.

ITEM 4.                        SUMMARY OF MATERIAL CHANGE

The Company announced that it has strengthened its unencumbered balance sheet and accelerated its lab-to-fab commercialization initiative in expectation of delivering its first prototypes in calendar 2016.  The Company also announced that the Company’s Executive Management will host a conference call today at 5:00 pm EDT with a live webcast.

ITEM 5.                        FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release in Schedule “A”.

ITEM 6.                        RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.                        OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.                        EXECUTIVE OFFICER

Contact:        Michel J. Lafrance, Secretary
Telephone:    (416) 368-9411

ITEM 9.                        DATE OF REPORT

Dated at Toronto, Ontario this 30th day of September, 2015.

Schedule “A”

POET TECHNOLOGIES INC.
Head Office:	USA Office:
Suite 501, 121 Richmond St. W	2550 Zanker Road
Toronto, ON, M5H 2K1	San Jose, CA 95131 USA
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Bolsters Strength of Balance Sheet and Sets Product Direction;
Expects Prototypes in 2016

Operations Update Establishes New Go-to-Market Plan

San Jose, CA, September 30, 2015 — POET Technologies Inc. (the “Company”) (OTCQX: POETF; TSX Venture: PTK,) developer of monolithically integrated opto-electronics fabrication processes (the “POET technology”), today announced that it has strengthened its unencumbered balance sheet and accelerated its lab-to-fab commercialization initiative in expectation of delivering its first prototypes in calendar 2016.

“We start tomorrow’s new quarter with a significantly strengthened balance sheet — with $20.5 million in cash, with only small operational liabilities” said Executive Co-Chairman Peter Copetti in an operations update for investors.  “We expect these funds to provide about eight quarters of development runway, beyond the point of demonstrating working prototypes within the next year,” added Executive Co-Chairman Ajit Manocha.

Module-On-A-Chip: The Smart Industry Standard

The Company said it is poised to roll out a monolithic opto-electronics process platform that enables unprecedented improvements in energy efficiency, component cost and size in the production of smart optical components, driving applications ranging from data centers to consumer products.

“The Company’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to be the next industry standard for smart optical components fabrication,” said Ajit Manocha. “By adding electronics functionality to optics — lasers, detectors, IR sensors — POET powers ‘smart’ opto-electronic devices that demonstrate step-function improvements in low power performance, cost and size.  Specifically applied to short reach VCSEL based transceivers for example, POET could enable up to 10X improvements in power consumption, component cost, and form factor,” added the Company’s Chief Executive Officer Dr. Suresh Venkatesan.

“Put simply, that means we make what’s on a wafer up to 10 times more energy efficient, 10 times cheaper and more than 10 times smaller,” said Dr. Venkatesan.  “And we believe we are the only company that could achieve this level of disruption.”

Performance of Light at the cost of Copper

Among the Company’s most differentiated value propositions in the marketplace is that the POET technology platform enables the power of optical communications at potentially similar price points to copper.

“Advances in silicon technology enable hugely efficient computational efficiencies, said Dr. Venkatesan.  “A single computation, for example, can be completed at fractions of pico-joules of energy.  However, transmitting or communicating this piece of information over traditional copper interconnects can consume up to 100 times that energy.  While optics can dramatically lower power consumption, we haven’t seen any optical solution that has yet been cost-competitive with copper interconnects.  The POET platform, when implemented, could change that — thus creating a discontinuity in traditional learning curves.  We are providing a truly disruptive technology solution.”

Large-Market Focus, Proven Business Model and Facilities Transition Proceeding Ahead of Plan

The Company indicated that its initial market focus is short reach and very short reach data communications, a massive and particularly high-growth sector whose most acute pain points often revolve around power management within data centers.  The POET platform may subsequently be applicable to smart optical products with applications ranging from high-reliability defense, aerospace and energy applications to more common consumer devices.

Dr. Venkatesan said that the Company’s business model is expected to include a long-proven mixture of product sales and licensing; organic growth and acquisition; and direct and indirect sales.  The Company also expects to go to market primarily with partners —both in sales and manufacturing.  Typifying the latter is the Company’s recent VCSEL Manufacturing Services Agreement with a commercial foundry.

“Our partnerships bring scalable manufacturing and custom VCSEL foundry capabilities that we need to accelerate our lab-to-fab migration,” said Dr. Venkatesan.  “We are on-plan to begin transferring our proprietary technology in this year’s Q4, which begins tomorrow — as well as to demonstrate integrated VCSEL prototypes in the second quarter of 2016.”

Additionally, the Company reported that it is ahead-of-plan in consolidating its Toronto-Connecticut-San Jose footprint and bringing the bulk of its operations to Silicon Valley in the Fourth Quarter of 2015.  We expect to complete the consolidation in Q1 2016. The company said that the move is expected to result in insignificant one-time charges.

The company noted that its report today was a general overview of its in-process operational initiative.  A more granular overview is expected as the Company enters the 2016 calendar year.

Investor Conference Call

The Company’s CEO and members of Executive Management will host a conference call at 5:00 pm EDT today, September 30th, 2015, to answer previously submitted questions and provide an update on the Company’s operational roadmap. Access to the conference call can be accomplished in the following ways:

•	Live webcast link can be found at: http://www.investorcalendar.com/event/174300
•	The Company’s website at www.poet-technologies.com under events and presentations
•	Call in:	US and Canada (Toll Free):	877-407-8031
		International:	201-689-8031
•	Audio Replay:	US and Canada (Toll Free):	877-660-6853
		International:	201-612-7415
Conference ID:		When calling in to the live conference call or the audio replay which will be available approximately three hours after the live call, callers will have to use conference ID number 13616913.

About Poet Technologies Inc.

The Company is the world’s vanguard developer of opto-electronics fabrication processes. The Company’s unrivaled opto-electronics fab process platform enables unprecedented improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products. The Silicon Valley-based Company’s patented module-on-a-chip POET process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to be the next industry standard for smart optical components fabrication.  More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and the Company is relying on the protections of the safe-harbor created thereby.

Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s intention to conduct a conference call on September 30, 2015 as well as the Company’s expectations with respect to the development, achievements and marketing of its POET technology and products.

Many factors could affect our current expectations and could cause actual results to differ materially. The forward-looking statements and information are based on a number of assumptions and are subject to various risks and uncertainties, including those described in the company’s filings with the U.S. Securities and Exchange Commission and the applicable Canadian securities regulators, many of which are difficult to predict and generally beyond the control of the Company, including without limitation the following:

•                  we have a limited operating history and we do not expect to become profitable in the near future;

•                  our need for additional financing, which may not be available on acceptable terms or at all;

•                  the possibility that we will not be able to compete in the highly competitive semiconductor market;

•                  the risk that our objectives will not be met within the time lines we expect or at all;

•                  research and development risks;

•                  the risks associated with successfully protecting patents and trademarks and other intellectual property;

•                  the need to control costs and the possibility of unanticipated expenses;

•                  manufacturing and development risks;

•                  the risk that the price of our common stock will be volatile; and

•                  the risk that shareholders’ interests will be diluted through future stock offerings or options and warrant exercises.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this presentation are as of the date of this conference call and webcast. The Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.